**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**September 30, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Corgenix Medical Corporation**

**File No. 000-24541 - CF#31538**

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       Corgenix Medical Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 20, 2014.

       Based on representations by Corgenix Medical Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.1            through August 14, 2024

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Brent J. Fields
                    Secretary